August 1, 2024

VIA E-mail

Richard Horowitz, Esq.
Jonathan Gaines, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

> Re: T. Rowe Price OHA Flexible Credit Income Fund
> File No. 811-23980

Dear Messrs. Horowitz and Gaines:

  On July 2, 2024, you filed an initial registration statement on Form N-2 on behalf of the T. Rowe Price OHA Flexible Credit Income Fund (the "Fund"), under the Investment Company Act of 1940 (the "1940 Act"). We have reviewed the registration statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

Page ii – *Unlisted Closed-End Fund*

1. Please add bullet points to this section disclosing that:
   a. An investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
   b. Distributions may come from sources that may not be available in the future and that are unrelated to the Fund's performance.
   c. If you pay the maximum aggregate [ ]% sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.

Page 1 – THE FUND

2. The second paragraph in this section states that "Class A Shares, Class D Shares and Class I Shares are offered by this prospectus." Please confirm that the Fund will receive an exemptive order to issue multiple classes of Shares prior to effectiveness. Otherwise, please revise this sentence to clarify that only one Share class is currently offered by this prospectus.

Messrs. Horowitz and Gaines, Esq.
August 1, 2024

Page 3 – *Access to OHA's Transaction Flow and Expertise*

3. The third paragraph on this page states that "OHA has been a credit specialist for more than 30 years." However, the final paragraph on this page states that "OHA has a long history of Credit investing starting in 2002," which suggests that OHA only has been investing in credit for approximately 22 years. Please reconcile this discrepancy.

4. Footnote 2 on this page refers to OHA's $63 billion in capital under management as of September 30, 2023. However, the other footnotes in the prospectus refer to OHA's $63 billion in capital under management as of December 31, 2023. Please confirm that this reference in Footnote 2 to September 30, 2023 is correct.

Page 4 – PORTFOLIO COMPOSITION

5. With respect to any loans that the Fund plans to originate, please describe:
   a. Any limits on loan origination by the Fund, including a description of any limits imposed by the Fund's fundamental investment restrictions and related interpretations, including with respect to making loans;
   b. The loan selection process, including maturity and duration of individual loans and geographic location of the borrower, and any limits on the amount of loans the Fund may originate to issuers in the same industry; and
   c. whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations.

Page 5 – *Other Investment Strategies*

6. This section states that the Fund may invest in securities of other investment companies, including ETFs.
   a. If the acquired fund fees and expenses ("AFFE") of such investments are expected to exceed 0.01% of the Fund's average net assets, please include AFFE as a separate line item in the fee table. *See* Instr. 10.a. to Item 3.1 of Form N-2.
   b. Please clarify whether these "other investment companies," aside from ETFs, will be registered or private.

Page 6 – LEVERAGE

7. This section notes that the Fund may issue preferred stock. If the Fund plans to issue preferred stock within the next year, please clarify whether the costs associated with such offering are reflected in the fee table.

Page 8 – MANAGEMENT AND INCENTIVE FEES

8. The final sentence of the first paragraph on this page refers to the impact of "expense support payments and recoupments." Please clarify what is meant by "expense support repayments," as these are not discussed anywhere else in the registration statement.

Page 17 – SUMMARY OF FEES AND EXPENSES

9. Please add disclosure in the introduction to the fee table clarifying upon what the fee table is based. For example, is it based on an estimated average or weighted average of anticipated Fund assets over the first fiscal year?

10. Please supplementally confirm that the Early Withdrawal Charge on Shares Repurchased Within 365 Days of Purchase ("Early Withdrawal Charge") will not exceed 2% of the repurchase proceeds.

11. With respect to the contingent deferred sales charge:
    a. Please supplementally explain how such charge differs from the Early Withdrawal Charge; and
    b. Please add disclosure in an appropriate location discussing such charge, including for how long it applies and whether it decreases over time.

12. Please note that the Incentive Fee line item should show zero for the first year.

13. Please remove the "Expense recoupment" line item, as the Fund does not yet have any expenses to recoup.

14. Please revise footnote 4 to clarify that "Other expenses" include reasonably estimated costs for the current fiscal year.

Page 18 – SUMMARY OF FEES AND EXPENSES

15. With respect to footnote 6:
    a. Please disclose the percentage to which the Adviser will limit expenses.
    b. Please disclose in this footnote that the fees waived are subject to recoupment and discuss the conditions to recoupment.

Page 21 – Investment Objective

16. If the investment objective may be changed without a vote of the holders of a majority of voting securities, please include a brief statement to that effect. *See* Item 8.2.a to Form N-2.

Page 27 – *Screening*

17. The first paragraph of this sections ends with the statement "As part of the Adviser's intensive credit analysis, investment professionals also evaluate environmental, social and governance ("ESG") risks during the underwriting process. Please add disclosure clarifying what ESG risks mean, including identifying examples of ESG criteria considered, and if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

Page 35 – *Covenant-Lite Loans*

18. To the extent that the Fund plans to invest in "covenant-lite" loans, please include disclosure to that effect in the discussion of the Fund's investment strategy.

Page 35 – *Convertible Securities*

19. Please supplementally explain whether the Fund intends to invest in contingent convertible bonds ("CoCos"). If the Fund invests or expects to invest in CoCos, the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos and the characteristics of the CoCos (e.g., the credit quality and the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and provide appropriate risk disclosure.

Page 56 – *Payment-in-kind ("PIK") Risk*

20. Disclose that the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments.

Page 59 – *Repurchase Offers Risk*

21. In connection with this risk disclosure, please disclose the risk that the need to sell portfolio securities to fund repurchase offers may affect the market for the portfolio securities being sold, which may, in turn, diminish the value of an investment in the Fund. *See* Guide 10 to Form N-2.

22. With respect to this risk, please also discuss:
    a. the effect that share repurchase offers and related financings might have on portfolio turnover; and
    b. the possible decrease in share value as a result of currency fluctuations between the date of tender and Repurchase Pricing Date. *See* Guide 10 to Form N-2.

Page 61 – *Potential Conflicts of Interest—Allocation of Investment Opportunities.*

23. The disclosure in this section refers to "co-investment exemptive relief." Please disclose that the Fund has applied for such an exemptive order. If the Fund expects that the exemptive order will be issued before the Fund seeks acceleration, then, at the appropriate time, please revise the disclosure to reflect the issuance of such order.

Page 64 – The Adviser

24. Given that the Fund will invest in foreign securities as part of its principal investment strategy, please add disclosure that provides a basis for investors to assess the expertise and experience of the Adviser with respect to foreign investments. *See* Guide 9 to Form N-2.

Page 64 – Investment Personnel

25. Please add disclosure stating that the Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Fund. *See* Item 9.1.c to Form N-2.

Page 64 – Administrative Services

    26. Please disclose the compensation to be paid to the Administrator. *See* Item 9.1.d to Form N-2.

Page 65 – Custodians, Distribution Paying Agent, Transfer Agent and Registrar

    27. The final paragraph on this page refers to financial intermediaries serving as sub-transfer agents. Please disclose the identities of these sub-transfer agents. *See* Item 9.1.e to Form N-2.

Page 77 – Related Clients

    28. The disclosure states that "Related Clients are expected to co-invest with, or, at times, invest on a side-by-side basis with, the Fund, including through master, joint or commingled accounts or investment vehicles. Please confirm that such co-investments will be covered by the exemptive order that the Fund is seeking. Otherwise, please explain how such investments do not violate the prohibitions against affiliated transactions under Section 17 of the 1940 Act.

Page 78 – Special Purpose Entities

    29. Please include, in an appropriate location in the prospectus, the following disclosure for any subsidiaries that are wholly-owned by the Fund or primarily controlled by the Fund and that primarily engage in investment activities in securities or other assets. Note that a subsidiary is "primarily controlled" by a fund when (a) the registered fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act; and (b) the registered fund's control of the unregistered entity is greater than that of any other person.
        a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with such subsidiary.
        b. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with such subsidiaries so that the Fund treats the subsidiary's debt as its own for purposes of Section 18.
        c. Disclose that any investment adviser to such subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between such subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and such subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the subsidiary's investment advisory agreements may be combined.
        d. Disclose that each such subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.
        e. Disclose any of the subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in such subsidiary should reflect aggregate operations of the fund and the subsidiary.
        f. Explain in correspondence whether the financial statements of such subsidiary will be consolidated with those of the Fund. If not, please explain why not.
        g. Confirm in correspondence that such subsidiary and its board of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

      h.   Confirm that each such wholly-owned subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the wholly-owned subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

      i.   To the extent that the subsidiaries through which the Fund plans to invest will only be wholly-owned, please disclose that the Fund does not, or does not currently, intend to create or acquire primary control of an entity that primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund.

Page 79 – Advisory Fee and Performance Fee

30. This section begins by stating that "The Management Fee and the Incentive Fee that the Adviser will receive have not been established on the basis of an arm's-length negotiation between the Fund and the Adviser." Please supplementally explain the meaning of this statement.

Page 82 – Investments in Which the Other OHA Clients Have a Different Principal Interest

31. The second paragraph of this section states that "with respect to the Fund's investments in certain issuers, the other OHA Clients, subject to applicable law, may invest in different classes of debt or equity interests issued by the same issuers . . . ." Please confirm that such co-investing will be pursuant to an exemptive order. If not, please explain the basis for such investments and why this does not violate Section 17(d) of the 1940 Act.

Page 85 – Notice to Shareholders

32. If applicable, please disclose that the Shareholder Notification will include the existence and amount of any repurchase fee that may be charged. *See* Guide 2 to Form N-2.

Page 86 – Repurchase Amounts and Payment of Proceeds

33. Please add disclosure discussing (i) whether Shareholders may withdraw or modify repurchase requests; (ii) whether there are any special procedures required when Shares are held in street name; and (iii) the anticipated timing of the initial repurchase offer. *See* Guide 10 to Form N-2.

Page 100 – ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

34. This section notes that the Trustees are elected for indefinite terms and do not stand for re-election. Please describe the positive and negative effects of such indefinite terms and whether the Board has determined that such a provision is in the best interest of Shareholders. *See* Guide 3 to Form N-2.

35. The section also states that "The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund's asset, or liquidation." However, the staff notes that Section 11.4 of the Declaration of Trust states that the Trust may merge or consolidate with any other corporation, association, trust or other organization or may sell, lease or exchange Trust assets if approved by two-thirds of the Trustees and a majority of shareholders. For each of these provisions, please disclose:
      a.   the rationale for adopting these provisions;
      b.   the positive and negative effects of these provisions;

      c.   whether the voting requirements of these provisions are higher than those imposed by federal or state law; and

      d.   whether the Board has considered the provisions and determined that they are in the best interest of Shareholders.

    See Guide 3 to Form N-2.

Page 101 – Other Payments

36. This section states that "The Adviser and/or its affiliates may make payments to one or more investors that contribute capital to the Fund through the purchase of Class [ ] shares, including through the purchase of shares on behalf of such investors."

    a.   Please clarify in disclosure what this means. For example, does this mean (i) that the Adviser may make payments to investors by purchasing their Class [ ] shares; (ii) that the Adviser may make payments to investors who purchased Class [ ] shares; or (iii) something else?

    b.   Please clarify in disclosure what determines when the Adviser and/or affiliates may make such payments to a given investor that has contributed capital to the Fund by purchasing Class [ ] shares.

Page 106 – Dividend Reinvestment Plan

37. If applicable, please disclose that an investor holding shares that participate in the DRP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRP. *See* Item 10.1.e. to Form N-2; *see also* Guide 5 to Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Page B-9 – Involuntary Repurchases and Mandatory Redemptions

38. The final bullet point on this page notes that the Fund has the right to repurchase or redeem Shares of a Shareholder when it would be in the best interests of the Fund to repurchase or redeem Shares. Please remove this language.

Page B-10 – Fundamental Investment Restrictions

39. Fundamental investment restriction (6) states that the Fund "[m]ay not invest more than 25% of its total assets (taken at market value at the time of each investment) in the securities of issuers in any one industry . . . except that the Fund will invest more than 25% of its total assets in Credit (as defined in its stated investment strategy)."

    a.   Please revise this restriction to say "in any one industry *or group of industries* . . ." (emphasis added). *See* Section 8(b)(1)(E) of the 1940 Act; *see also* Item 17.2.e of Form N-2.

    b.   Please supplementally explain how "Credit," as defined in the investment strategy, may be considered an industry or a group of industries.

Page B-19 – The Adviser

40. The final paragraph of this section states that the Investment Advisory Agreement may be terminated at any time, without penalty, by the Adviser upon 60 days' notice to the Fund. Please

add disclosure stating that the Investment Advisory Agreement may be terminated by the Board on not more than 60 days' written notice to the Adviser.

Page B-19 – *Other Accounts Managed by Portfolio Managers*

41. The first paragraph in this section states the information included in the tables is provided as of March 31, 2024. Please revise to include information as of the most recent practicable date. *See* Instr. 1 to Item 21.1 of Form N-2.

Page B-19 – Compensation of Portfolio Managers

42. The first paragraph of this section refers to a "Resource Sharing Agreement." Please define this term.

PART C

NUMBER OF HOLDERS OF SECURITIES

43. If shares will be outstanding at the time of the offering, please include in the prospectus the table of outstanding securities required by Item 10.5 of Form N-2.

AMENDED AND RESTATED DECLARATION OF TRUST

Page 7 – Collection and Payment

44. The final sentence of this section states that "Except to the extent required for a corporation formed under the Delaware General Corporation Law, the Shareholders shall have no power to vote as to whether or not a court action, legal proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of the Trust or the Shareholders." Please confirm that this sentence is not a blanket prohibition against derivative actions.

* * * * * *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a post-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any post-effective amendments.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-4716.

Sincerely,

/s/ Christopher R. Bellacicco

Christopher R. Bellacicco
Attorney-Adviser

cc: Ryan Sutcliffe, Branch Chief
        Christian T. Sandoe, Assistant Director